FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Niño Ventures Inc.

1440 - 1166 Alberni Street

Vancouver, B.C., Canada V6E 3Z3

Item 2: Date of Material Change:

March 14, 2008

Item 3: News Release:

A news release dated and issued on March 14, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

El Niño Ventures reports additional drilling results and updates  on-going work program in the Democratic Republic of Congo (DRC)

Item 5: Full Description of Material Change:

o

25 meter expansion of Copper zone in hole ANCU-001.

o

Significant Cobalt  values intersected in drilling within artisanal workings

o

Follow up drilling planned to start April 2008

March 14, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is very pleased to announce further analytical drill results from the recently completed 6200m reverse circulation drill program on its 70% owned Research Permit 5217 in the DRC Congo. Analyses were carried out by ALS CHEMEX, Johannesburg, S.A. Quality control procedures were strictly adhered to and included taking drill chip samples directly from the drill return by the project geologist , placing them in sealed bags and sending them directly to ALS Chemex in Johannesburg by air freight, who carried out the preparation and analysis.

The Company has received additional assay results from drill hole ANCU-001 which previously reported  3.5% Cu over a ten meter interval from 12m to 22m. Assays for meter 22 to 25 are still pending but results from  25m to 50m are as follows:

25 to 30m	0.24% Cu
30 to 35m	0.36% Cu
35 to 40m	0.50% Cu
40 to 45m	0.43% Cu
45 to 50m	0.35% Cu

These latest results expand the apparent thickness of the mineralized zone to in excess of 35 meters. We anticipate that the current mineralization, which lies at the margin of a 2.8km long geophysical anomaly, will extend along strike as this anomaly is fully drill tested.

The Company has also received drill results from holes AN2-001, AN2-002, AN2-003, AN2-006, AN2-008 and AN2-009. These holes were drilled in an area of artisanal workings where workers were formerly mining high grade cobalt mineralization. This zone is outside the copper zone and is south of the geophysical anomaly. Drilling completed to date in this area has not been ideal because it was done in the rainy season and wet conditions prevented us from being able to properly assess the cobalt potential of this area because of difficulties in accessing and collaring holes within the workings. Also significant sample loss was experienced due to the extremely wet drilling conditions. ELN plans to fully test the Cobalt potential of this zone once field conditions permit.

Significant values intersected in the above holes are:

AN2-001	0 to 1m	0.72% Co and 0.50% Cu
	35 to 51m	values ranging from 180 ppm to 0.53% Co and 130ppm to 0.4% Cu
AN2-002	37 to 54m	Values up to 0.14% Co and 0.21% Cu
AN2-008	15 to 36m	Values from 630ppm to 0.29% Cu
AN2-009	10 to 23m	Values from 0.12%ppm to 0.24 Cu

Jean Luc Roy, President of El Nino stated, “I am very pleased with the additional results from hole ANCU-001 as they provide us with an indication of the substantial thicknesses of copper mineralization that may be found in this area. Based upon the interpretation of our recently completed airborne geophysical survey, we believe we may be on the edge of a mineralized system which extends for over 2.8 kms in strike length. We will drill test the extent of this anomaly starting in April. We have also identified four other geophysical anomalies on our other permits which will  be tested in the forthcoming drill program.

Although the results from the initial drilling in the artisanal area are lower than expected, we will re- drill test this area in the dry season when we will be able to drill right through this artisanal zone. We were unable to do this in the initial drilling as we had to locate the drill collars further back than we had intended because of ground conditions. This zone was high graded for cobalt by artisanal workers and extends over an area 450 meters long and 60 meters wide.

At present the geochem survey results are being compiled and analysed by CCIC and our technical team and we will have a finalized exploration program for 2008 by the end of the month and anticipate our 25,000 meter drill program to start by mid-April .”

The content of this press release has been reviewed by Mr. Benoit M Violette, geo, consulting geologist and the Qualified Person under NI-43-101.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Toll Free 1.877.895.6466, Telephone +604.683.4886, Facsimile +604.683.4887

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 14th  day of March 2008.